MISHIBISHU GOLD CORPORATION – "MGO"

JULY 29, 2002

Mishibishu Gold Corporation (the "Company") announces that at a Meeting of the Board of Directors held on July 26, 2002, Robert Eadie was appointed the President and a Director of the Company. Mr. Eadie brings with him to the Company many years of experience in the public corporation sector. Mr. Eadie was appointed as President in place of William Anderson.

David Anfield resigned as Director of the Company effective July 22, 2002. The Company wishes to thank Mr. Anfield for his years of valuable service as a Director.

BY ORDER OF THE BOARD

"John Pallot"

John Pallot, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

dlw 9/26